April 30, 2025

Grant Brackebusch
Chief Financial Officer
Idaho Strategic Resources, Inc.
201 N. Third Street
Coeur d   Alene, ID 83814

        Re: Idaho Strategic Resources, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2024
            Filed March 31, 2025
            File No. 001-41320
Dear Grant Brackebusch:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

1. We note your disclosure indicating that revenue from concentrate sales in 2024 increased 88.7% compared to 2023 due to multiple factors, including more ounces of gold sold as well as higher gold prices during the more recent period.

       Please expand your discussion and analysis of revenue to separately quantify the change in revenue that is attributable to (i) the change in the price of gold and (ii)
       the change in quantities sold, to comply with Item 303(b)(2)(iii) of Regulation S-X.

       To provide context for the discussion and analysis, regarding the impact that changes in gold prices have had on your revenues, please include the average realized gold prices for the years ended December 31, 2023 and 2024.
 April 30, 2025
Page 2

Cash Costs and All-In Sustaining Costs Reconciliations to Generally Accepted Accounting
Principles ("GAAP"), page 41

2.     We note your disclosure of the non-GAAP measure, All-in Sustaining Costs
       (AISC), indicating you changed the manner of computation in 2024.

       Please expand your disclosure to describe the types of expenditures that you regard as sustaining capital, versus non-sustaining capital, for purposes of calculating AISC, to include the distinguishing characteristics and your rationale.

Controls and Procedures
Disclosure of Controls and Procedures, page 42

3. We note your disclosure stating that your President also serves as your Chief
       Accounting Officer and has evaluated the effectiveness of the design and operation of your disclosure controls and procedures.

       However, you have disclosure on page 43 identifying a separate individual who serves as Chief Financial Officer, and you have filed certifications that pertain to such evaluation at Exhibits 31.1 and 31.2, indicating that both your President/Chief
       Executive Office and the Chief Financial Officer were involved.

       Please revise your disclosure to clarify the role of both officers in evaluating the effectiveness of your disclosure controls and procedures, whose participation would ordinarily be required to comply with Item 307 of Regulation S-K.

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Mine Exploration and Development Costs, page F-9

4. We note that you amortize acquisition costs for mineral properties using the unit of production method based on estimated reserves although you amortize development costs based on estimated recoverable resources.

       Please revise as necessary to address the following points regarding your amortization base and accounting policy for development costs:

             Clarify whether the measure of resources being utilized is inclusive of reserves.

             Describe the reasons that proven and probable reserves alone are not utlized as the basis for computing the amortization of development costs.

             Identify the types of resources that are included in the amortization base, as to any measured, indicated and inferred resources.
 April 30, 2025
Page 3

             Explain how the amortization base reflects the differing levels of confidence among the various categories of reserves and resources.

       If inferred resources are included in the amortization base, tell us how the level of uncertainty about tonnage, grade and mineral content, and the corresponding low level of confidence as to economic producibility, were considered in deciding that inclusion would be consistent with the general requirement in FASB ASC 360-10-35, to allocate cost over the expected useful life in a systematic and rational manner.

       With regard to any category of resources included within the amortization base, clarify how you considered the different levels of confidence attributed to each of the three categories of resources within the corresponding definitions in
Item 1300 of
       Regulation S-K, in determining the base represented an appropriate useful life.

Exhibits

5. The certifications at Exhibits 31.1 and 31.2 should be modified as necessary to adhere to the prescribe language in Item 601(b)(31) of Regulation S-K. For example,
       paragraphs 4 and 5 should include the phrase "The registrant   s other
certifying
       officer(s) and I" to acknowledge the joint effort that is required.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jenifer Gallagher at 202-551-3706 or Gus Rodriguez at 202-551-3752
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation